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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48854

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rice, Voelker, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

327 N. Columbia St.
(No. and Street)

Covington	Louisiana	70433
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hubert A. Daigle — 985-898-3957
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	La	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hubert A. Daigle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rice, Voelker, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Hubert A. Daigle

Signature

COO, CFO

Title

Barbara Caldwell Daigle

Notary Public #060593

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

LaPorte
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Members
Rice, Voelker, LLC

We have audited the accompanying statement of financial condition of Rice, Voelker, LLC (the Company) as of December 31, 2016, and the related statement of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rice, Voelker, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Rice, Voelker, LLC's financial statements. The Supplemental Information is the responsibility of Rice, Voelker, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 23, 2017

RICE, VOELKER, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

Assets	
Cash	$ 740,438
Compensating Balance Held at Clearing Organization	900,000
Receivable from Clearing Broker	287,636
Accounts Receivable	814,585
Advances to Employees and Members	1,079
Furniture and Equipment at Cost, Less Accumulated Depreciation and Amortization of $255,267	61,982
Other Assets	15,208
Total Assets	$ 2,820,928
Liabilities and Members' Equity	
Liabilities	
Accrued Expenses	$ 1,170,223
Loans Due to Members	3,260
Commitments and Contingencies	-
Total Liabilities	1,173,483
Members' Equity	1,647,445
Total Liabilities and Members' Equity	$ 2,820,928

The accompanying notes are an integral part of these financial statements.

RICE, VOELKER, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2016

Revenues	
Commission Income	$ 2,665,670
Fee Income	4,653,712
Interest Income	1,690
Total Revenues	7,321,072
Expenses	
Employee Compensation and Benefits	5,192,109
Brokerage Commissions and Clearance Fees	348,306
Communications	154,983
Other Operating and General and Administrative Expenses	493,931
Total Expenses	6,189,329
Net Income	$ 1,131,743

The accompanying notes are an integral part of these financial statements.

RICE, VOELKER, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2016

Balance - December 31, 2015	$ 1,907,196
Net Income for the Year 2016	1,131,743
Distributions to Members	(1,391,494)
Redemption of membership units	(75,288)
Issuance of new membership units	75,288
Balance - December 31, 2016	$ 1,647,445

The accompanying notes are an integral part of these financial statements.

RICE, VOELKER, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2016

Subordinated Liabilities - Beginning of Year	$	-
Increases		-
Decreases		-
Subordinated Liabilities - End of Year	$	-

The accompanying notes are an integral part of these financial statements.

RICE, VOELKER, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

Cash Flows from Operating Activities	
Net Income	$ 1,131,743
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation	5,052
Decrease in Receivable from Clearing Broker	38,792
Increase in Accounts Receivable	(814,585)
Decrease in Advances to Employees and Members	7,345
Increase in Other Assets	(4,335)
Increase in Accrued Expenses	76,063
Net Cash Provided by Operating Activities	440,075
Cash Flows from Investing Activities	
Purchase of Furniture and Equipment	(33,767)
Net Cash Used in Investing Activities	(33,767)
Cash Flows from Financing Activities	
Distributions to Members	(1,391,494)
Increase in Loans Due to Members	3,260
Net Cash Used in Financing Activities	(1,388,234)
Net Decrease in Cash and Cash Equivalents	(981,926)
Cash and Cash Equivalents - Beginning of Year	1,722,364
Cash and Cash Equivalents - End of Year	$ 740,438

Note 1. Summary of Significant Accounting Policies

Business of the Company

Rice, Voelker, LLC (the Company) was organized in October 1995, as a limited liability company. The Company was formed with the primary purpose of entering into all phases of business as it relates to securities and investment advisory and counseling services. The Company shall continue in existence through, and dissolve in, December 2075. In January 1996, the Company began operations as a registered broker-dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

The Company's profits and losses will be allocated to the Members in accordance with their respective percentage ownership interest. Loss allocations, which would result in capital account deficiencies, will be allocated first to Members who have positive capital account balances.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation computed on straight-line methods over the estimated useful lives of the assets which range from five to seven years. Depreciation charged to operations amounted to $5,052 for the year ended December 31, 2016.

Major components of furniture and equipment at December 31, 2016 are as follows:

Equipment	$217,593
Furniture	99,656
	317,249
Accumulated Depreciation	(255,267)
Total	$ 61,982

Income Taxes

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Members.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Concentrations of Credit

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Note 1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Managers. The resulting difference between cost and market (or fair value) is included in income.

Revenue Recognition

Commission income and expenses related to customers' securities transactions are reported on the trade date basis. Investment banking advisory fees are due and payable, and are recognized, upon completion of the transactions.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The FASB has also issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net); ASU 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing; ASU 2016-11, Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting; and ASU 2016-12, Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients, all of which were issued to improve and clarify the guidance in ASU 2014-09. These ASUs are effective for years beginning after December 15, 2017, and will be adopted using either a full or modified retrospective approach. The Company is currently assessing the potential effects of these changes to its financial statements.

In February 2016, the FASB issued ASU 2016-02 *Leases* (Topic 842), which will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. This ASU is effective for fiscal years beginning after December 15, 2019. The Company is evaluating the effect this ASU may have on its financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, *Statement of Cash Flows* (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which provides

Note 1. Summary of Significant Accounting Policies (Continued)

guidance on eight cash flow classification issues with the objective of reducing differences in practice. This ASU is effective for annual periods beginning after December 15, 2018, with early adoption permitted. Adoption is required to be on a retrospective basis, unless impracticable for any of the amendments, in which case a prospective application is permitted. The Company is evaluating the impact of this ASU on the Company's financial statements.

Note 2. Receivable from Clearing Broker

Accounts receivable from clearing broker represents uncollected commissions and fees due from the clearing broker.'

Note 3. Accounts Receivable

Accounts receivable represents uncollected investment banking advisory fees.

Note 4. Subordinated Liabilities

The Company did not have any subordinated liabilities at December 31, 2016.

Note 5. Agreement with Clearing Organization

The Company utilizes LEK Securities as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $900,000. At December 31, 2016, $900,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the Securities and Exchange Commission (SEC) net capital rules applicable to a correspondent introducing broker or $100,000. At December 31, 2016, the Company had net capital of $754,591 which was $654,591 in excess of its required net capital of $100,000.

Note 6. Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately

Note 6. Commitments and Contingencies (Continued)

complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. All unsettled transactions at December 31, 2016 were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

The Company leases office space under a lease expiring in 2018. Future minimum lease payments under this operating lease are as follows:

2017	$ 42,857
2018	35,714
Total	$ 78,571

Rent expense for 2016, totaled $117,667 and is included in the statement of income under other operating and general and administrative expenses.

Note 7. Related Party Transactions

The Company has an agreement with an entity, related through common ownership, to provide advisory services. During 2016, fee income included $100,000, which the Company earned providing services to the related entity.

The Company leases one of its offices from a related party on a month-to-month basis. Rent paid to the related party totaled $78,000 for the year ended December 31, 2016.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $754,591 which was $654,591 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.56 to 1 at December 31, 2016.

Note 9. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company files a U.S. federal income tax return and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after

Note 9. Income Taxes (Continued)

December 31, 2013, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

At December 31, 2016, the Company had no uncertain tax positions.

Note 10. Employee Benefit Plan

The Company participates in a deferred contribution 401(k) plan which covers substantially all of its employees. The plan includes employee contributions and employer contributions. Contributions of $53,919 were made by the Company during 2016.

Note 11. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 23, 2017, the date these financial statements were available to be issued. The Company made a distribution to its members in February 2017 for $200,000. The distribution did not violate the Company's net capital compliance requirements. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.

RICE, VOELKER, LLC
Supplementary Information
December 31, 2016

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital		
Total Members' Equity	$	1,647,445
Deductions and/or Charges		
Accounts Receivable		(814,585)
Fixed Assets		(61,982)
Due from Employees		(1,079)
Other Assets		(15,208)
Net Capital Before Haircuts on Securities Positions		754,591
Haircuts on Securities		-
Net Capital	$	754,591
Aggregate Indebtedness	$	1,173,483
Computation of Basic Net Capital Requirement		
Net Capital Required	$	100,000
Excess of Net Capital	$	654,591
Net Capital Less 120% of Requirement	$	634,591
Ratio: Aggregate Indebtedness to Net Capital		1.56
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31)		
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report (as Amended)	$	754,591
Net Capital Per Above	$	754,591

RICE, VOELKER, LLC
Supplementary Information
December 31, 2016

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Rice, Voelker, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Rice, Voelker, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2016, Rice, Voelker, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Rice, Voelker, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Rice, Voelker, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2016, Rice, Voelker, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Rice, Voelker, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Rice, Voelker, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2016, Rice, Voelker, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

RICE, VOELKER, L.L.C.
Member NASD and SIPC
327 N. COLUMBIA ST.
COVINGTON, LOUISIANA 70433

TELEPHONE (985) 898-3477
FACSIMILE (985) 898-3498

Rice, Voelker, LLC
Exemption Certification
For the Year Ended December 31, 2016

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, Hubert Daigle, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Rice, Voelker, LLC.

1. Rice, Voelker, LLC claimed an exemption from Rule 15c3-3 under provision 15c3-3(k)(2)(ii) throughout the most recent fiscal year, in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer (LEK Securities Corporation), and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer and;

2. Rice, Voelker, LLC met the above exemptive provisions throughout the most recent fiscal year without exception.

[signature]
Signature

COMPLIANCE OFFICER
Title

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Members
Rice, Voelker, LLC

We have reviewed management's statements, included in the accompanying Rice, Voelker, LLC Exemption Report, in which (a) Rice, Voelker, LLC identified the following provisions of 17 C.F.R. § 240. 15c3-3(k) under which Rice, Voelker, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provisions) and (b) Rice, Voelker, LLC stated that Rice, Voelker, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Rice, Voelker, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rice, Voelker, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 23, 2017